

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 4, 2015

Bryan McLaren
President
Zoned Properties, Inc.
14300 N. Northsight Boulevard, #208
Scottsdale, Arizona 85260

> **Re:** **Zoned Properties, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 25, 2015**
> **File No. 333-208266**

Dear Mr. McLaren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 21

1.   We note your response to comment 5 in our prior letter dated October 28, 2015. Please revise your discussion to clarify the degree of success you have had in the rezoning process to date. For example, you state at the top of page 22 that you were successful in getting your property in Kingman rezoned. If this is the only such instance, please make this clear. Otherwise, from the properties you have acquired to date, disclose how many you have succeeded in having rezoned. In each instance, discuss the time span required to effect this process.

2.   You disclose on page 22 that Arizona limits the number of marijuana dispensaries that will be allowed to be open and operate within the state to 126. Please disclose the current number of operating dispensaries that have been approved (including the number currently leasing your properties) and the number of pending applications, if known.

Exhibit 5.1

3.   Please have counsel provide a signed and dated legality opinion that is filed as an exhibit prior to effectiveness of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Laura Anthony, Esq.